Filed by Expedia, Inc.
Pursuant to Rule 165 and Rule 425
under the Securities Act of 1933
Subject Company: Expedia, Inc.
Commission File No. 000-27429

If an exchange offer for Expedia shares is commenced, investors and security holders are urged to read USA Interactive’s exchange offer statement for Expedia and Expedia’s solicitation/recommendation statement on schedule 14D-9 to be filed with the Securities and Exchange Commission when they become available because these documents will contain important information. Investors and security holders will be able to obtain these documents and other documents filed by Expedia and USA Interactive free of charge at the SEC’s website at www.sec.gov. In addition, Expedia’s solicitation/recommendation statement on schedule 14D-9 may be obtained free of charge by contacting Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, Washington, 98005, Attention: Investor Relations.

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the information relating to possible or assumed future results of operations of Expedia and its subsidiaries, including those preceded by, followed by or that include the words “believes,” “could,” “projects,” “budgets,” “estimates,” “intends,” “expects,” “anticipates” or similar expressions. These statements reflect the current views of Expedia with respect to future events, and are based on information currently available to Expedia. These forward-looking statements are subject to risks, uncertainties and assumptions that may affect the operations, performance, development and results of Expedia’s and its subsidiaries’ business. The following important factors, in addition to those described in Expedia’s filings with the Securities and Exchange Commission, could affect the future results of Expedia and the other subsidiaries of Expedia described in this document, and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes generally or in economic conditions in the markets served by our businesses; future regulatory actions and conditions in our businesses’ operating areas; competition from others; successful integration of recently acquired businesses; product demand and market acceptance; the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the ability to expand into and successfully operate in foreign markets; and obtaining and retaining key executives and employees. You are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date of this document. Expedia undertakes no obligation to update or revise the forward-looking statements contained in this document, whether as a result of new information, future events or any other reason.

[The following are excerpts from remarks given by Richard Barton, the President and Chief Executive Officer of Expedia, Inc., at the 2002 annual meeting of shareholders of Expedia, Inc. held on June 18, 2002.]

Richard Barton:
Recently, USA Interactive announced the intention of commencing an exchange offer for the shares, for all of the shares that they don’t currently own in Expedia. They’ve indicated that the offer will not be made in the near future. They have indicated that they do not intend to increase the proposed exchange ratio of 2.7 USAI shares to Expedia shares. So that is what has been announced. What we don’t know is the timing of an offer, if an offer is forthcoming. We don’t know the probability of a merger with USAI and we don’t yet know the opinion of a special committee, which the company has formed of independent directors who are accessing the situation and accessing the proposed offer, and will be discussing, negotiating and recommending or not recommending an offer if its forthcoming, on behalf of the minority shareholders. So we have named the special committee. They are representing the interests of the non-USA shareholders. They will retain a financial advisor. I believe they already have retained counsel. And the role of management, the role of the people at this table and the people, management throughout the company, is to support this special committee process and to stay really focused on what has put us in this great position that we are in today, and that is to stay focused on running the business. And so that is what we are working hard to stay focussed on. With that, I will turn it over to Greg Stanger for the financial highlights.

[The following slides are excerpts from a slideshow presented at the 2002 annual meeting of shareholders of Expedia, Inc. held on June 18, 2002.]

[Slide 18]

USA’s Proposed Exchange Offer

•	What USA announced

–	USA’s intention to commence an exchange offer

–	The offer will not be made in the “near future” (6/5/02)

–	USA does not intend to increase the exchange ratio of 2.6969 USAI shares per EXPE share

•	What we do not know

–	The timing of an offer

–	The probability of a merger with USA

–	The opinion of the special committee

[Logo of Expedia, Inc.]

[Slide 19]

USA’s Proposed Exchange Offer

•	Expedia has named a special committee

•	Special committee’s role

–	Represent the interest of the non-USA shareholders

•	Negotiate with USA

•	Recommend acceptance or rejection of exchange offer

–	Will retain financial advisor

•	Management’s role

–	Support the special committee process

–	Run the business

[Logo of Expedia, Inc.]

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